EXHIBIT 99.1

                                                 NTS: 082E05W
                                                 Lat. 49(0) 20'
                                                 06" N Long.
                                                 119(0) 52' 28" W
                                                 UTM: 11 5468672 N 291183 E


                                ASSESMENT REPORT
                                   describing
                       RECONNAISSANCE MAPPING AND SAMPLING
                       ON THE KOPR PROPERTY, OLALLA, B.C.


                             Osoyoos Mining Division


                                     Owner:

                              Kopr Resources Corp.
                                 670 Kent Avenue
                                Teaneck, NJ 07666

                                       By:

                      George Coetzee BSc (honours) Geology
                               1255 West Pender St
                              Vancouver, BC, Canada
                                     V6E 2V1


                                November 28, 2007

                                TABLE OF CONTENTS

Summary.......................................................................4
Introduction and Terms of Reference...........................................5
Property Location, Access and Description.....................................6
Physiography and Climate......................................................8
History of Exploration.......................................................11
History of Geophysical Work..................................................12
      Geophysical Results....................................................13
Geological Setting...........................................................16
      Regional Structure.....................................................16
      Geological Description of Region.......................................16
      Stratigraphic Column...................................................16
      Geology of the Kopr Property...........................................21
      Geological Mapping Survey..............................................22
      Mapping of the New Mineralized Skarn Showing...........................24
      Sampling of the New Copper Zone 1 Showing..............................25
      Sampling  Preparation, Analysis and Security...........................25
Discussion...................................................................25
Conclusions and Recommendations..............................................27
Cost of Current Exploration Program..........................................29
Statement of Qualifications..................................................30
References...................................................................31
Appendix.....................................................................32

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                                TABLE OF FIGURES

     Figure 1    Generalized Location Map of the Kopr Property              7
     Figure 2    Regional Location Map of the Kopr Property                 8
     Figure 3    Satellite Photo of Kopr Area                               9
     Figure 4    Topography and Hillshade Kopr Property Area               10
     Figure 5    Total Field Magnetic Map of the Kopr Area                 14
     Figure 6    Total Field Magnetic Anomaly Map of the Olalla Area       15
     Figure 7    Regional Geology of the Kopr Property Area                17
     Figure 8    Mineral Occurrences in the vicinity of Kopr Property      21
     Figure 9    Geology mapping of Kopr Property                          24
     Figure10    New Kopr Copper Skarn Showing                             26

                                     TABLES
       Table 1    Average Assays Results from 3 Mineralized Zones          25

SUMMARY

Kopr Resources Corp. (the "Owner") of Teaneck, NJ. requested the mineral survey and report on the Kopr Claims (the "Property") located in the Osoyoos Mining Division of British Columbia. This report contains a summary of the previous exploration history, geology of the Olalla area, new work consisting of geological reconnaissance mapping and sampling, and with a concluding appraisal of the mineral potential of the Kopr Claim area.

The Property is located about 15 km north of the town Keremeos in south central British Columbia west of Hwy 3A north. The Property (Tenure #541991) comprises of 1 claim centered at latitude 49(0) 20' 06" north, longitude 119(0) 52' 28" west, and covering an area of 505.292 hectares. The property terrain is of mainly steep to moderate relief, well forested, and occupies the western slope of a mountain with a, elevation of 1760m. The highest mountain peak at 2235 m (above sea level) is located about 4.5 km northwest of the Property.

The Property covers an area where the location of the Kopr showing has been documented in MINFILE No 082ESW050 by the British Columbia Ministry of Energy, Mines, and Petroleum Resources. There has been a limited amount of geological work conducted over the years on the property, the only recorded assessment work was by Apex Exploration and Mining Co Ltd. The exploration work was done during 1979 to 1980 in the vicinity of an old adit. The adit probably dates back to the early 1900s.

The underlying rocks in the Property area consisting of a series of Carboniferous to Triassic volcanic and sedimentary rocks that have been intruded by granitic Okanagan intrusions. Larger intrusions are composed of granite and granodiorite, while smaller stocks are composed of diorite and gabbro. Numerous sills, dikes and apophyses are associated. Carboniferous to Triassic rocks are assigned to the Shoemaker and Old Tom formations. These rocks form the eastern limb of a large anticlinal fold with fold axes striking roughly north. The Shoemaker consists of cherts, greenstone and minor argillite. A showing depicted as a copper skarn was identified on the property. A mineralized pyrrhotite copper skarn zone and a few other small showings were sampled. Due to dense forest the location of old adit depicted remains unknown (as depicted in the MINFILE report). Further reconnaissance prospecting entailing, silt sampling of all creeks draining the Property area; geological mapping and examination of all

                                       4
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rock outcrops for potential sulphide mineralization, a ground geophysical survey over the magnetic anomalies highlighted by a previous MAG airborne survey as well as the new targets identified by the mapping program, is recommended for a first stage exploration program; followed by a second stage of geochemical soil sampling , in close proximity of old and new anomalies as well as trenching, A total budget of $28640 (US) is proposed for the first stage program and $25,480 for the second stage program. The second stage is contingent on the first stage. The property is considered a grassroots project, based on the limited amount of work done to date.

INTRODUCTION AND TERMS OF REFERENCE

The Kopr property covers a number of copper showings in the Keremeos area of southwest British Columbia. The author of this report was requested by Kopr Resources Corp. (Owner) to survey the Kopr claims at Olalla for a potential skarn copper occurrence as documented in the MinFile database. This report outlines the history of exploration, geology, new work conducted and recommendations for future work on the Kopr Claim property at Olalla, Osoyoos Mining Division of British Columbia.

The author of this report is not a "qualified person" within the meaning of the National Instrument 43-101 but has worked as an exploration and mine geologist for more than 24 years in South Africa, Canada and Mexico. The basis of this report relies upon a compilation of published data, maps, and reports referenced from the B.C. Government geological database.

The author personally examined the geology of the Property and the immediate surrounding area on August 31 and September 1, 2007. The purpose of the survey was to locate the skarn copper occurrence and to determine the mode of development, as well assess the mineral potential of the Property. The author located a copper skarn occurrence, but was unsuccessful in locating the adit on the Property as per geographical coordinates provided by the B.C. Government MinFile database. At present, the location of the abandoned adit remains unknown; the position may have been "miss" mapped or not accurately surveyed and reported by previous workers to which the B.C. Government's MinFile database relies upon. Further detail reconnaissance most likely will reveal the location of the adit and mineralization in this largely densely wooded terrain.

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The recommendations in this report are based upon published data and the author's personal exploration experience. This report details the findings of the current program and is submitted for assessment work credits.

PROPERTY LOCATION, ACCESS AND DESCRIPTION

The Property is located in south central British Columbia, approximately 15 km north of the town Keremeos as the crow flies. From Vancouver the road distance is 473 km's east to the Property (Figure 1). The Property occupies the west slope of a mountain with a estimated height of 1700 m above see level

Access to the property from Vancouver B.C. is via Hwy 1 heading east to Hope and then merge onto the Crowsnest Hwy 3 E towards Keremeos for a road distance of about 450 km's. From Keremoes proceed on Hwy 3A north for 8 km to reach Olalla a small farming community, continue further north for about 4 km, turn left at the well maintained Cedar creek farm onto a old logging road bearing to the north west, continue uphill for about 11 km's into a large deforested clearing, Turn half right up a smaller logging road for about 0.5 km's, turn right (uphill) on the next logging road. Follow the road for about 0.6 km up to the exposed mineralized outcrop, near the top of the mountain. A high clearance 4x4 pickup is preferable for these logging roads. The town of Keremeos is the nearest community providing food, lodging and amenities. Food, lodging, road equipment operations for the logging industry and emergency medical facilities are also available at Penticton or Kelowna on Highway 3 just north east of the property.

The Property consists of one claim covering an area of 505.292 ha; the center of the geographical center of the Kopr claim block is at 49(0) 20' 06" north latitude and 119(0) 52' 28"" west longitude in the Osoyoos Mining Division. The mineral title record describes the legal information as follows:

Tenure Number    Claim Name       Owner       Map Number    Good To Date    Status   Mining Division     Area
-------------    ----------       -----       ----------    ------------    ------   ---------------     ----
   541991           KOPR       146886 100%       082E        2010/JAN/26     GOOD        OSOYOOS       505.292

Reference: http://www.mtonline.gov.bc.ca/mtov/searchTenures.do;jsessionid=
b4304542d41a3e74e126 (Modified)

There is a small First Nations reserve about 1.5 km east of the Kopr property. The author is presently not aware of any First Nations claim, any private surface rights, or environmental concerns covering the Kopr Claim block that may affect mining, exploration or prospecting operations.

             FIGURE 1 GENERALIZED LOCATION MAP OF THE KOPR PROPERTY







Courtesy of the Geology.com (modified by George Coetzee)

Reference: http://geology.com/canada/british-columbia.shtml

              FIGURE 2 REGIONAL LOCATION MAP OF THE KOPR PROPERTY







Courtesy of the Government of British Columbia (Modified)
Reference:
http://maps.gov.bc.ca/imf406/imf.jsp?site=mem_mtov_min-view-tenure&qlyr=
Mineral%20Tenures&qry=WHSE_MINERAL_TENURE.MTA_ACQUIRED_TENURE_POLY.TENURE_
NUMBER_ID='526466'&qzoom=true&qhlt=true&qbuf=200

PHYSIOGRAPHY AND CLIMATE

The Property lies on the east hillside at the headwaters of Loak Creek, 3.75 kilometres southeast of Apex Mountain and 9 kilometres north-northwest of Olalla, British Columbia (Figure 3).

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                     FIGURE 3 SATELLITE PHOTO OF KOPR AREA







LOGGING ROAD IN GREEN   COURTESY OF GOOGLE EARTH      Modified by George Coetzee

The property terrain is steep to moderate relief, rising from 1300m in the extreme southeast corner of the Claim boundary near the logging entrance road to 2000m in the southwest corner of the property (Figure 4). Vegetation on the claim consists mainly of mature growths of fir, spruce and ponderosa pine. The claim area was most likely partially logged; only a few dead falls was observed.

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
             FIGURE 4 TOPOGRAPHY AND HILL SHADE KOPR PROPERTY AREA








Courtesy of the Government of British Columbia, The MapPlace Exploration Assistant (modified) Reference:
http://webmap.em.gov.bc.ca/mapplace/minpot/ex_assist.cfm

The weather reporting for Penticton BC, is located approximately 26 km's to the north east of the property. The climate at the Property is similar to the climate around Penticton with the exception to correct for altitude differentiation and more snow at higher elevations. The following selected information is provided by the weathernetwork.com website

Penticton, BC, Canada
LATITUDE: 49.28 N   LONGITUDE: 119.36 W   ALTITUDE: 344m
Kopr Property                             Altitude: 1600m (ave.)

TEMPERATURE (DEGREE)C

                   J      F      M      A       M       J        J        A        S       O       N        D

MAXIMUM            1      4     10     15      20      25       28       28       22      15       7        1
MINIMUM            -4     -2     0      2       6      10       12       12        8       3       0        -3
MEAN               -1     1      5      9      13      18       20       20       15       9       3        0

PRECIPITATION

                   J      F      M      A       M       J        J        A        S       O       N        D
RAIN (MM)          8     12     17     26      33      34       23       28       23      16      18       12
SNOW (CM)         26     11      3      0       0       0        0        0        0       0       8       25
TOTAL (MM)        27     21     20     26      33      34       23       28       23      16      24       32
SNOW COVER(CM)     5      1      0      0       0       0        0        0        0       0       1        6

"The weather statistics displayed here represent the mean value of each meteorological parameter for each month of the year. The sampling period for this data covers 30 years from 1961 to 1990."
Reference http://www.theweathernetwork.com/weather/cabc0218/

HISTORY OF EXPLORATION

The first mentioned of the Kopr showing was made in a Minister of Mines Annual Report, page 189. The Kopr showing has been explored by Apex Exploration and Mining Co. Ltd. in 1979 and 1980 in the vicinity of an old adit. The adit probably dates back to the early 1900s.

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
The first recorded reference to the Kopr Property (small adit) was in the 1966 Annual Report of the B.C Ministry of Energy, Mines and Petroleum Resources
(EMPR). In 1968 a geophysical survey was completed by Geo-X Surveys Ltd on the Property and surrounding area.

The following information is from the mineral database of the B.C. government "MinFile Capsule Geology & Bibliography Report":-

MINFILE No  082ESW050

Latitude: 49(0)20' 06" N      Longitude: 119(0)52' 28" W

NTS Map: 082E031     NTS Map: 082E05W

Deposit Type: K01: Cu skarn

Name: KOPR, PAPEX, PACHEX, JILL, LUCKY JEAN FRACTION, NUGGET, KEREMEOS

The Kopr showing is located at an old abandoned adit, at the headwaters of Loak Creek, 3.75 kilometres southeast of Apex Mountain and 9 kilometres north-northwest of Olalla, British Columbia. The Kopr showing has been explored by Apex Exploration and Mining Co. Ltd. in 1979 and 1980 in the vicinity of an old adit. The adit probably dates back to the early 1900s.

At the Kopr showing (old adit) pyrite and chalcopyrite occur in the footwall of a 12-metre wide fault, striking 260 degrees and dipping 75 degrees north. The hangingwall and footwall are hosted by hornfels of the Shoemaker Formation. An adit was driven 15 metres below the surface expression of the fault, on the footwall side. The host rock is Shoemaker hornfels at the adit but dump material consists of skarn composed of garnet, calcite and quartz with pyrite and chalcopyrite. http://minfile.gov.bc.ca/Summary.aspx?minfilno=082ESW050

HISTORY OF THE GEOPHYSICAL WORK

In 1968 engaged Geo-X Surveys performed fixed wing Magnetic and Electromagnetic survey on the Kopr Property and surroundings near Olalla. The only significant referenced material pertaining to the area was an Airborne Geophysics Report (EMPR ASS RPT #1803) that covered the area. The report covered the Kopr, Paychex, Jill and Papex claims of the Anderson mountain range. The purpose of the airborne geophysics survey was to locate potential exploration conductor targets that could be the source of the geochemical anomalies in the particular areas. A total of 47 line kilometres were flown over the Anderson mountain range claim group.

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
The Anderson Mountain area was flown with a Heliocourier aircraft in a direction approximately southeast, at an air speed of 96 km per hour and at an approximate elevation of 183 m above the terrain. A total of 26 lines, averaging 1.6 km in length and 122m between lines were completed. A fluxgate magnetometer, radar-type altimeter, chart recorders and camera were mounted in a Heliocourier aircraft during the course of the survey. The system continuously profiles the altitude of the aircraft above the ground, and the intensity of the magnetic field. Ground control is maintained by a timed sequence of strip air photos which regularly record the position of the aircraft. Each photo exposure is indicated on the chart recorders and therefore can be integrated with the magnetometer profiles.

GEOPHYSICAL SURVEY RESULTS

In general, a series of magnetic highs, forming a wide magnetic ridge trends across the area surveyed in a northeasterly direction (Figure 5). Primary magnetic trend direction and several additional trends are sub- parallel. The primary magnetic trend MAY indicate the strike of major lithological units. The dominant magnetic ridge terminates rather abruptly along a line nearly coincident with flight line 13. This line of discontinuity stretches north westerly across the property and is some 762m north of and parallel to Loak creek. The geological significance of this boundary is unknown.

Anomaly #1 (Figure 6), situated primarily on the Kopr claims, is an area of considerable positive magnetic response with maximum amplitude of +637 gammas. The area above +300 gammas is roughly elliptical in plan, with the major axis trending north-south and approximately 701m long, at right angles, is approximately 366m long. Standard magnetic profile depth calculations, selected from flight line 23, indicate that the body causing the magnetic high is between 122 and 183m below surface. It is assumed to have a pipe like form. The minor axis a broad magnetic low flanks Anomaly #1 to the east. The lowest value encountered within the low is -816 gammas. Total magnetic relief in the Anomaly 11 area is, therefore, 1453 gammas. The location of the anomalies with respect to claims can only be as accurate as the maps plotted in the Geo-X Surveys report (EMPR ASS REPORT 1803).

                                       13
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           FIGURE 5 TOTAL FIELD MAGNETIC CONTOUR MAP OF THE KOPR AREA






                                       14
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           FIGURE 6 TOTAL FIELD MAGNETIC ANOMALY MAP OF THE KOPR AREA





GEOLOGICAL SETTING

REGIONAL STRUCTURE

The regional structural features in the Penticton map area are the result of post-Laramide extensional tectonism along a probable east-west axis, marked at its peak by Eocene Marron volcanism and coeval Coryell intrusions. Late Pliocene uplift was probably responsible for extensive block faulting and the development of major north-south fault lineaments such as the Okanagan Valley fault. The region is underlain principally by upper Paleozoic to lower Mesozoic rocks of

                                       15
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the Quesnel Terrane. From west to east these consist of the Nicola Group, the
Old Tom, Shoemaker, Bradshaw and Independence formations, and the Kobau and Anarchist Groups. All groups consist of marine sedimentary and volcanic, arc-related rocks. These strata form a broadly folded, east-dipping sequence that has an overall increase in age towards structurally higher rocks in the east, formed at least in part by an ancient subduction complex that formed by progressive eastward-directed under thrusting and accretion of successively younger slices of oceanic sediments and volcanic rocks. The Anarchist and Kobau Groups consist generally of greenschist metamorphosed (actinolite-biotite-epidote-albite or calcite-tremolite assemblages) rocks derived from a succession of eugeoclinal sedimentary and basic volcanic rocks. Regional metamorphism is more intense in Kobau Group rocks, which locally reaches kyanite-sillimanite grade. The Kobau Group is restricted to the southern Okanagan Valley and is bounded to the west by the Similkameen Valley and the Okanagan fault to the east. The Kobau Group rocks are described as highly deformed, low grade metamorphic quartzite, phyllite, mafic schist, greenstone and marble forming up to nine mappable units comprising an estimated 1900-metre structural succession. Three phases of folding have been delineated in the Kobau Group; the initial phase which is coincident with pre-Jurassic regional metamorphism. Later folding is interpreted to be related to intrusions. http://www.empr.gov.bc.ca/mining/geolsurv/minfile/mapareas/82eswcov.htm

GEOLOGICAL DESCRIPTION OF REGION

The regional geology of the area consists of a series of Carboniferous to Triassic volcanic and sedimentary rocks that have been intruded by granitic Okanagan intrusions. Larger intrusions are composed of granite and granodiorite, while smaller stocks are composed of diorite and gabbro. Numerous sills, dikes and apophyses are associated. Carboniferous to Triassic rocks are assigned to the Shoemaker and Old Tom formations (Figure 7). These rocks form the eastern limb of a large anticlinal fold with fold axes striking roughly north. The Shoemaker consists of cherts, greenstone and minor argillite. The cherts of the Shoemaker Formation are commonly lighter coloured (buff, pink, grey, grey-green) and commonly show a saccharoidal texture. The overlying Upper Triassic Independence Formation consists of interbedded, dark grey to black chert (commonly rusty or red stained), chert breccia, and siliceous greenstone containing disseminated pyrite and pyrrhotite or pyrite and arsenopyrite. http://minfile.gov.bc.ca/Summary.aspx?minfilno=082ESW050

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
                   FIGURE 7 REGIONAL GEOLOGY OF THE KOPR AREA





References: http://www.empr.gov.bc.ca/dl/mfreports/maps/82eswmap.pdf

The western half of the Penticton map area was first mapped by Bostock (1940, 1941a, 1941b). At this time massive and ribboned chert was referred to as the Shoemaker Formation and meta-andesite (greenstone) was known as the Old Tom Formation. Later, Rice (1947) found that the Shoemaker, Old Tom, Bradshaw and Independence formations could not be readily distinguished as distinct, mappable, regional-scale lithological units in the western-neighbouring Princeton map area. The informal name Apex Mountain Group (Complex), which includes the Old Tom, Shoemaker, Bradshaw and Independence formations, was adopted by Milford (1984). The Apex Mountain Group was divided into five major lithofacies: massive and bedded chert, greenstone, chert breccia, argillite and limestone. The depositional environment is interpreted to be generally deep ocean basin. Micro faunal ages in chert of the Shoemaker Formation provide unambiguous mid-Carboniferous ages.

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
The following stratigraphic column details the geological units of the Kopr area.

http://www.empr.gov.bc.ca/mining/Geolsurv/MINFILE/MAPAREAS/82ESWcov.htm

STRATIGRAPHIC COLUMN (OF MAP NTS 082ESW)

CARBONIFEROUS TO TRIASSIC

CTROT OLD TOM FORMATION: MASSIVE ANDESITIC GREENSTONE AND GREENSTONE BRECCIA; LOCALLY INCLUDES LARGE, EXTENSIVE, STRONGLY SILICIFIED EQUIVALENTS IN IRREGULAR BODIES AND LENSES WITH GRADATIONAL BOUNDARIES; UNDIFFERENTIATED LIMESTONE; MINOR DIORITE

CTRS          SHOEMAKER FORMATION: MASSIVE, GREYISH GREEN SILICIFIED VOLCANIC
              ROCKS: INCLUDES `CHERTY' TUFF AND BRECCIA, UNDIFFERENTIATED

CTRI INDEPENDENCE FORMATION: MASSIVE GREENSTONE - VOLCANIC BRECCIA WITH GREENSTONE FRAGMENTS: INCLUDES LARGE UNDIFFERENTIATED SILICIFIED LENSES AND LIMESTONE

MIDDLE JURASSIC

MJOK OKANAGAN BATHOLITHIC COMPLEX (BROMLEY BATHOLITH): OCCURRING BETWEEN PRINCETON AND OKANAGAN LAKE IN THE NORTHWEST CORNER OF THE PENTICTON MAP AREA; MARGINAL DIORITE INTRUDED BY QUARTZ DIORITE, 165 +/- 9.7 MA TO 185 +/- 6.6 MA, K-AR AND 166 +/- 53 MA, RB-SR
              ISOCHRON; YOUNGER PORPHYRITIC GRANODIORITE, 194.8 +/- 2.4 MA, U-PB (ZIRCON); QUARTZ MONZONITE AND GRANITE, 160.4 +/- 4.8 MA TO 133 +/- 4.1 MA, K-AR AND 154 +/- 6 MA, RB-SR ISOCHRON

http://www.em.gov.bc.ca/mining/geolsurv/minfile/mapareas/82eswleg.htm

Positions of all geological contacts are approximate. In the case of an apparent disagreement between an occurrence's geological location on the map and its stratigraphic setting given in the MINFILE documentation, the latter should be given priority.

ECONOMIC GEOLOGY

Mineral Occurrences near Olalla and Penticton

The Penticton map area contains 18 skarn occurrences occurring in three main areas: Camp McKinney, the Mount Kruger area west of Osoyoos, and the Mount Riordan area. Gold was first discovered on the eastern slopes of Kruger Mountain, 3 kilometers southwest of Osoyoos near the International Boundary, around 1894. The Lakeview and Dividend claims were staked in 1900 and the first production reported in 1907. The occurrence consists predominantly of a gold-bearing skarn deposit enriched in arsenic, cobalt and bismuth. The mine area is underlain by micaceous quartzite, mica and chlorite schist, limestone, greenstone, andesitic and basaltic flows of the Kobau Group.

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
The limestones form discontinuous lenses which are totally recrystallized near ore-bearing horizons. At the main workings of the DIVIDEND-LAKEVIEW (082ESW001), limestone lenses are hosted in greenstone exhibiting a weak to moderate schistose foliation and overprinted by an epidote stockwork and intense chlorite-carbonate alteration. Skarn mineralization consists of finely banded to massive pyrrhotite, pyrite, chalcopyrite and arsenopyrite preferentially replacing marble. Garnet, epidote, chlorite, amphibole, quartz, calcite and magnetite comprise skarn minerals in the surrounding greenstone. Quartz-calcite veining with pyrite, chalcopyrite and minor malachite and azurite cut sheared greenstone and extend well beyond the limits of skarn overprinting. Of eight main occurrences in this area, the Dividend-Lakeview was the only occurrence with reported production over its intermittent mine life. A total of 111,252 tones were mined from which 504,396 grams of gold, 87,244 grams of silver, 73,351 kilograms of copper, 71 kilograms of lead and 71 kilograms of zinc were recovered. The main skarn occurrence at and centered on Mount Riordan is the CRYSTAL PEAK GARNET skarn (082ESW102), 26 kilometers west-southwest of Penticton ( Figure 8). The Crystal Peak Garnet is a tungsten-copper skarn hosted in a roof pendant of carbonate-rich sediments of the Upper Triassic French Formation of the Nicola Group that has been almost entirely replaced by garnet-rich skarn. The skarn replacement forms an elongate mass trending north-northwest over 900 meters and containing three major high-grade zones: North, South and West. The combined drill indicated reserves are 40,466,580 tones grading 77 to 80 per cent garnet. The skarn consists of massive to coarsely crystalline garnetite composed of approximately 90 per cent andradite and 10 per cent grossularite. Garnet, diopside, quartz, calcite, epidote, actinolite, hedenbergite, clinopyroxene and magnetite comprise the main skarn mineral assemblage. Traces of chlorite, wollastonite, scheelite, pyrite, pyrrhotite, chalcopyrite and bornite also occur in pockets, irregular veinlets and blebs. A second alkalic complex is the Middle Jurassic Olalla alkalic complex, centered on Olalla. The intrusion consists of magnetite-bearing pyroxenite peripheral zone inward to a diorite and syenite core. The pyroxenite is composed primarily of augite, potassic altered to biotite, orthoclase, calcite and quartz. The syenite is fine grained, light grey to buff to pink and is also potassic altered to orthoclase and quartz. Coarse grained syenite dikes occur at the contact with the peripheral pyroxenite zone. The historic Olalla mining camp has explored mineralization related to the Olalla alkalic complex (Figure 8). The main producers from this mining camp and the surrounding area were the DOLPHIN (082ESW012), SUNRISE (082ESW015), GOLCONDA (082ESW016) and OLALLA (082ESW096). Total production from these four mines was 1842 tones from which 41,677 grams of silver, 4977 grams of gold, 45,502 kilograms of copper, 765 kilograms of lead, and 2660 kilograms of molybdenum were recovered. All are vein and/or shear-hosted deposits along the contact or adjacent to the Olalla alkalic complex.

http://www.empr.gov.bc.ca/mining/geolsurv/minfile/mapareas/82eswcov.htm

         FIGURE 8 MINERAL OCCURRENCES IN THE VICINITY OF KOPR PROPERTY






GEOLOGY OF THE KOPR PROPERTY

At the Kopr showing (Figure 7), the Shoemaker Formation is composed of dark grey, sillimanite hornfels. In thin section, this rock is composed of sillimanite-rich aggregates that enclose or are interbanded with quartz-feldspar masses. The sillimanite is associated with cordierite, orthoclase, uralite, quartz, hematite and a few grains of forsterite and some apatite. The sillimanite hornfels has been replaced by silica so that the present rock is composed of embayed and serrated inclusions of hornfels in a mosaic of anhedral secondary quartz. Pyrite commonly occurs as fracture fillings and chalcopyrite is scarce. Magnetite is locally present.

The Old Tom Formation consists of propylitically altered, dark grey to green, fine grained, massive greenstone (andesite) with an amygdaloidal texture. In thin section the matrix consists of epidote, zoisite and fibrous amphibole with some minor quartz and albite. Amygdules are commonly composed of optically positive, non-fibrous zeolite. In places the matrix has been partially replaced by quartz. The greenstone carries pyrite and in places appreciable chalcopyrite. Magnetite is generally absent. White, fine grained, crystalline limestone with sporadic dark patches is locally present within the greenstone at the Kopr showing. Skarn is also associated with greenstone at the Papex (082ESW049) and Kopr showings. Brown garnet, calcite, quartz and akermanite with pyrite and chalcopyrite comprise skarn mineralization at the Papex showing.

At the Kopr showing (adit) pyrite and chalcopyrite occur in the footwall of a 12-metre wide fault, striking 260 degrees and dipping 75 degrees north. The hangingwall and footwall are hosted by hornfels of the Shoemaker Formation. An adit was driven 15 metres below the surface expression of the fault, on the footwall side. The host rock is Shoemaker hornfels at the adit but dump material consists of skarn composed of garnet, calcite and quartz with pyrite and chalcopyrite.

Topper Gold Corp. and Grand National Resources Inc. drilled on the Nugget claims in 1998. See also Kero (082ESW209).

Bibliography
EMPR AR *1966-188-189; *1967-217-219
EMPR ASS RPT 1803, 24804
EMPR GEM 1969-352
EMPR PF (see Acacia (082ESW047) - Apex Exploration and Mining Company Ltd.
(1967):
Prospectus; Apex Exploration and Mining Company Ltd. (1967): Annual Report)
GSC MAP 341A; 538A; 539A; 541A; 628A; 15-1961; 1736A; 2389
GSC MEM 38; 179
GSC OF 481; 637; 1505A; 1565; 1969
GSC P 72-53
GCNL #190(Oct.5), 1998
Neugebauer, H.E.O. (1965): Lithology and Structure of the Late Paleozoic rocks of the Apex Mountain area, British Columbia, unpublished M.A. Thesis, University of Oregon Placer Dome File

http://minfile.gov.bc.ca/Summary.aspx?minfilno=082ESW050

GEOLOGICAL MAPPING SURVEY

The author personally examined the geology of the Property and the immediate surrounding area the adit showing estimated position. The purpose of the survey was to locate the skarn copper occurrence and to determine the mode of development, as well assess the mineral potential of the Property. The author located a copper skarn occurrence not previously documented (Figure 7), but was unsuccessful in locating the adit on the Property as per geographical coordinates provided by the B.C. Government MinFile database. At present, the location of the abandoned adit remains unknown; the position may have been "mis" mapped or not accurately surveyed and reported by previous workers to which the B.C. Government's MinFile database relies upon. Further detail reconnaissance most likely will reveal the location of the adit and mineralization in this largely densely wooded terrain. The new geological mapping by the author consists of a foot traverse (indicated by a light blue circle and outline) near the old adit location (Figure 8). More than 70 % of the area is covered by scree or plant material. The preliminary mapping by the author only covered one unit that correlates with the Shoemaker Formation (Figure 7). The outcrops commonly consist of medium crystalline grey-green greenstone (with small terraces of outcropping volcanic rock) and commonly show a saccharoidal textures and in places small amygdales. Greenstone with disseminated pyrite was also observed about 300 m south east of the new Kopr showing. No chert or argillite zones were found. Some diorite float was sited near the northern border of the Property.

                    FIGURE 9 GEOLOGY MAPPING OF KOPR PROPERTY







MAPPING OF THE NEW SKARN COPPER SHOWING

The author located an approximately 2 to 3m wide copper skarn showing on the side of an old logging road that has not been previously documented (Figure 9). The mineralization consists for the most part of partially to well weathered iron stained pyrrhotite, lesser malachite and minor magnetite. The zone is 2m wide. The magnetite and pyrrhotite is of a fairly magnetic nature. The outcrop trends at approximately 030 (degree) and is dipping close to vertical. The mineralization is only exposed within the road cuttings. The scree covering the mineralized zone on the mountain slope is only approximately 0.5 to 1 m deep. The mineralization pinch out on the upper road switch back that is located about 35m above the copper showing. The 1m alteration contact zone consists mainly of weathered limonitic oxidized greenstone rock. Another 50 cm iron stained mineralized? sheared zone were identified about 80m northwest of the new showing on the road.

SAMPLING OF NEW COPPER SHOWING

Chip channel samples were taken across three mineralized skarn shear zones. Great care was taken to chip a continuous sample with a constant width as to obtain a representative sample. The assaying returned the following results (Table 1). Also please see the assay results attached in the appendix.

TABLE 1 AVERAGE ASSAYS RESULTS FROM 3 MINERALIZED ZONES

Mineralized
   Zone           Sample No        CU %    Fe %     Mn %             Comments
   ----           ---------        ----    ----     ----             --------

Zone 1        1E, 1A, 2, 3 + 4     0.20    36.3     0.18     2 m wide; Main zone

Zone 2        10A + 11A            0.14    26.0     1.32     1.1 m wide; located 1.2 m SE of Zone 1

Zone 3        11                   0.12    27.2     0.28     0.5 m wide; located ~80 m NW of Zone 1

SAMPLE PREPARATION, ANALYSIS AND SECURITY

All samples were personally transported to Acme Analytical Labs of Vancouver, BC, for processing and analysis. The Acme Analytical quality control system complies with requirements of international standards ISO 9001:2000 and ISO 17025:1999. Laboratory procedures employ comprehensive quality control (QC) programs to monitor sample preparation and analysis. QC protocols include the use of barren material to clean sample equipment between sample batches, and size monitoring of crushed material. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference materials, and replicate samples. Acme Analytical utilizes bar coding and scanning technology providing complete chain of custody records for sample preparation and analytical process.

Each entire sample was passed through a primary crusher to yield a product where greater than 70% is less than 2 mm. A split is then taken using a stainless steel riffle splitter. The crushed sample split of 200 - 300 grams is ground using a ring mill pulverizer with a chrome steel ring set, with the specification for this procedure calling for greater than 85% of the ground material to pass through a 75 micron (Tyler 200 mesh) screen.

For the 40 elements as well as samples returning >10,000 ppm values, the Group 7TX analytical procedure employing Hot 4-Acid "near total" digestion was used, followed by ICP-ES and ICP-MS analysis.


                 FIGURE 10 NEW KOPR COPPER SKARN ZONE 1 SHOWING






DISCUSSION

The Kopr Property is hosted in a similar geological environment as a small skarn showing and the Kero polymetallic vein Ag-Pb-Zn+/-Au deposit on the Laredo property (MINFILE No 082ESW209), located about 4 km north west of the Property. The airborne geophysics survey conducted by Geo-X Surveys (Figure 6) shows a well defined total field magnetic anomaly on the Kopr Property; this could represent a deeper magnetic copper pyrrhotite body. The low grade Cu with high iron (Pyrrhotite and magnetite) indicate the presence of skarn mineralization

CONCLUSIONS AND RECOMMENDATIONS

The Copper showings as well as the magnetic highs on the Kopr and Papex claims, increases the possibility of locating a medium to a large copper skarn deposit on the Kopr Property. The following work program is recommended for the Kopr Property. Phase 1 of the work program will consist of silt sampling of all creeks draining the Property area; geological mapping and examination of all rock outcrops and for potential sulphide mineralization; rock sampling of mineralized zones. A ground geophysical survey over the magnetic anomalies identified by the Geo-X Surveys MAG airborne survey as well as over the new targets identified by the mapping and sampling program is recommended for a first stage exploration program.

                                 PHASE 1 BUDGET

           Geologist 10 days @ $500/day                      $ 5,000
           2 Assistants @ $400/day                           $ 3,200
           Technologist 6 days @ $300/day                    $ 1,800
           Vehicle 10 days @ $100/day                        $ 1,000
           Rock Samples 30 @ $50 each                        $ 1,500
           Silt  Samples 40 @ $40 each                       $ 1,600
           Lodging 10 days @ $120/day/ person                $ 3,840
           Expenses, food, fuel and  field supplies          $ 2,200
           Magnetometer Survey                               $ 6,000
           Report                                            $ 2,500

                            TOTAL (US DOLLARS)               $28,640

Contingent upon favourable results from Phase 1, the following Phase 2 work program is recommended: Trenching and a localized geochemical soil sampling program over the magnetic anomalies and showings. A total budget of $28640 (US) is proposed for the first stage program and $25,480 for the second stage program. The second stage is contingent on the first stage. The property is considered a grassroots project, based on the limited amount of work done to date.

                                 PHASE 2 BUDGET

           Bond                                              $ 5,000
           Geologist 7 days @ $500/day                       $ 3,500
           Assistant 7 days @ $200/day                       $ 1,400
           Vehicle 7 days @ $100/day                         $   700
           Rock Samples 10 @ $50 each                        $   500
           Soil Samples  150 @ $40 each                      $ 6,000
           Expenses, food and field supplies                 $ 1,200
           Report                                            $ 1,500
           Lodging 7 days @ $120/day/person                  $ 1,680
           Trenching                                         $ 4,000
           TOTAL (US DOLLARS)                                $25,480
                   GRAND TOTAL PHASE 1 & 2 (US DOLLARS)      $54,120

COST OF CURRENT EXPLORATION PROGRAM

         G. Coetzee  B.Sc 3 days @ $500/day                      $1,500
         Assistant  3 days @ $200/day                               600
         Truck  rental for  3 days with fuel @ $150/day          $  450
         Rock Samples 10 @ $50 each                              $  500
         Motel                                                   $  480
         Food  3 days @ $35/day/ 2 persons                       $  210
         Supplies                                                   160
         Property report                                         $1,500
         Contingency                                             $  100
                       TOTAL (CANADIAN DOLLARS)                  $5,500

STATEMENT OF QUALIFICATIONS

                                 George Coetzee
                             #1- 1255 West Pender St
                              Vancouver, BC, Canada
                                     V6E 2V1
                             Telephone: 604 6810004
                                Fax: 604 6810014
                          Email: Georgeaction@gmail.com

I, Jakobus George Coetzee, BSc (Honors) in Geology, hereby certify that I am working for Kopr Resources Corp.670 Kent Avenue, Teaneck, NJ 07666.

I graduated with a BSc (Honors) in Geology from University of Pretoria in South Africa in 1981. I am a member of the Society of Economic Geologists.

I have worked as an exploration and mine geologist for majors and junior companies in South Africa and North America for a total of 24 years, since my graduation from University.

I was on the property for 100% of the time while the mapping took place.

I am responsible the final compilation and writing of this report.

I have no interest in the Kopr property or any other claims in the vicinity of the property.


/s/ Jakobus George Coetzee
------------------------------------------------
Jakobus George Coetzee, BSc. (Honors) in Geology

REFERENCES

                        BC ASSESSMENT REPORTS AND PAPERS

* EMPR ASS RPT #1803 A Fixed wing Aeromagnetic Survey on Portions of the KOPR, PAYCHEX, JILL and PAPEX CLAIMS by D. R. Cochrane P.Eng, July, 1968.

* EMPR ASS RPT #23104 Diamond drilling of the Laredo Property for Grand National Resources Inc, by I, Borouic, P Eng Oct, 1993

                                    MINFILES

*    MINFILE No 082ESW209 (Kero vein)
     http://minfile.gov.bc.ca/Summary.aspx?minfilno=082ESW209

*    MINFILE No 082ESW050 Kopr Showing
     http://minfile.gov.bc.ca/Summary.aspx?minfilno=082ESW050

                        GEOLOGICAL REFERENCES AND REPORTS

* Ministry of Mines and petroleum resources; Geology and deposits http://www.em.gov.bc.ca/mining/Geolsurv/Minfile/mapareas/82eswcov.htm

                                    WEB SITES

*    http://www.mtonline.gov.bc.ca/

*    http://webmap.em.gov.bc.ca/mapplace/minpot/ex_assist.cfm

*    http://www.theweathernetwork.com

*    http://minfile.gov.bc.ca/Summary.aspx?minfilno=082ESW050

APPENDIX




                      [GRAPHIC OF CERTIFICATE OF ANALYSIS]

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                      [GRAPHIC OF CERTIFICATE OF ANALYSIS]

                      [GRAPHIC OF CERTIFICATE OF ANALYSIS]





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